SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated May 16, 2007 announcing the signature of an agreement with Vialat to acquire 70% of its fresh dairy activity in Chile.

Paris, May 16th 2007

Groupe DANONE strengthens presence in Chile

with the acquisition of 70% of the fresh dairy business of Vialat

Groupe DANONE announces today the signature of an agreement with Vialat to acquire 70% of its fresh dairy activity in Chile. Vialat, owned by the Bethia Group, will retain 30% of the business.

Danone has been active in Chile since the beginning of 2006 with products imported from Argentina such as Activia and Yogurisimo. Vialat’s fresh dairy business (30 million euros of sales in 2006) enjoys a strong position on its market with the Calán and Parmalat brands. This acquisition will enable Danone to offer an enhanced range to the Chilean consumers, produced mainly in their domestic market.

As a result of the acquisition, Danone will benefit from additional distribution capabilities as well as access to a strong milk sourcing network and a local production base.

With an annual per capita fresh dairy consumption in Chile averaging 7.5kg, compared with 13kg in Argentina and 22kg in Western Europe, the Chilean fresh dairy market offers promising scope for development.

This partnership is part of Groupe DANONE’s strategy to increase its positions in the Latin American fresh dairy market.

The closing of the transaction should take place before the end of June 2007.

About Vialat

With annual sales of around 55 million euros, Vialat S.A., Bethia’s dairy subsidiary, produces and commercializes yogurts, cultivated milks, juices, UHT milks, UHT creams, desserts, sweetened condensed milks and powder milks in the Chilean market with the Parmalat and Calán brands. Vialat is also the second largest Chilean exporter of sweetened condensed milk.

About the Bethia Group

With a total net worth of over 1.2 billion euros, Bethia is a diversified family group, with investments in retail (Falabella, Sodimac, Tottus, Farmacias Ahumada), financial services (Banco Falabella, CMR, Falabella Seguros), financial investments (Sinergy), agribusiness (Ancali), transportation (Sotraser), consumer goods (Vialat), real state (Titanium), winery (Viña Indomita), horse breeding and racing (Haras Don Alberto, Stud La Nona, Club Hípico) and water/sewage (Aguas Nuevas).

About Groupe DANONE

With around EUR 14 billion of total sales in 2006, Groupe DANONE is the world leader in fresh dairy products, and n°2 in the bottled water and the biscuit market worldwide. In fresh dairy products, Groupe DANONE posted sales of EUR 7.9 billion with strong positions in Western Europe (n°1 in France, Spain, Italy, Portugal, United Kingdom, Belgium), in Eastern Europe (n°1 in Poland Czech, Hungary, Romania and Bulgaria), in North America (n°1 in United States), in Latin America (n°1 in Argentina and Brazil), in North Africa and Middle-East (n°1 en Algeria, Morocco, Tunisia, Israel, Saudi Arabia and Turkey). In Latin America, Groupe DANONE posted sales of more than EUR 1.5 billion with strong positions in fresh dairy products and beverages markets.

For further information:

Corporate Communication: 33 1 44 35 20 75 – Investor Relations: 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: May 16, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer